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                                                                   EXHIBIT 20

                                                  Contact: George A. Robinson
                                                                 703-934-8130

                            ACS TO MERGE WITH TITAN

                Both Companies Strengthen Competitive Advantage

Fairfax, Virginia, December 9, 1999 - Advanced Communication Systems, Inc. (ACS) (Nasdaq: ACSC) announced that it has entered into a definitive agreement to merge with The Titan Corporation (Titan) (NYSE: TTN) in a tax-free exchange for Titan common stock for approximately $20 per ACS share. This represents a premium of 37% over yesterday's ACS closing share price of $14.56 and 56% over the closing price of one month ago. The transaction, which will be accounted for as a pooling of interests, has a value of approximately $175 million in stock plus assumption of approximately $55 million in debt.

George A. Robinson, ACS President and CEO, said "I am extremely pleased with this merger and am very enthusiastic about the competitive advantages that accrue to both companies. Both organizations bring significant strengths in communications, information technology, and aerospace services, primarily within the US Government market, yet there is very little overlap in the marketplace. The total ACS organization will be a standalone unit within the Titan Systems Corporation. I expect both management teams to remain in place and continue to build on the outstanding record of significant internal growth and customer satisfaction that both companies have achieved over the past several years."

Headquartered in San Diego, the Titan Corporation develops and deploys communications and information technology solutions and services. In addition, Titan markets the leading technology for the electronic pasteurization of food products. Titan's strategy is to maximize internal growth of its government and commercial operations while acquiring business that can be readily integrated into its existing core businesses in order to increase profitability and grow market share. The firm has annualized sales of approximately $400 million with a total backlog in excess of $1 billion and has approximately 3100 employees.

Under the terms of the definitive agreement, Advanced Communication Systems shareholders will receive a fixed price per share of $20.00 if Titan's share price is between $25.50 and $32.50 at the time of closing. If Titan's share price is between $22.95 and $25.50 at the time of closing, each outstanding Advanced Communication Systems share will be exchanged for .7843 shares of Titan stock. At a Titan share price of less than $22.95, Advanced Communication Systems has the right to terminate the definitive agreement subject to a Titan option to assure a minimum price of $18.00 per Advanced Communication Systems share. If Titan's share price is between $32.50 and $35.75 at the time of closing, each outstanding Advanced Communication Systems share will be exchanged for .6154 shares of Titan stock. At a Titan share









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share price of greater than $35.75, Titan has the right to terminate the definitive agreement subject to an Advanced Communication Systems option to agree to receive a maximum price of $22.00 per Advanced Communication Systems share. The transaction has been approved by the board of directors of both companies and is subject to Advanced Communication Systems shareholder and regulatory approval. Banc of America Securities, LLC is acting as the exclusive financial advisor to ACS on this transaction.

Advanced Communication Systems provides communication, information systems, and aerospace services and solutions, predominantly to U.S. Government agencies and to commercial customers. The Company is headquartered in Fairfax, Virginia and has a dedicated workforce of approximately 2000 employees in 54 locations in the United States.

Except for statements of historical facts, this news release contains forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including dependence on continued funding of U.S. Government programs, government contract procurement and termination risks, management of growth, risks associated with acquisition strategy and other risks noted in the Company's SEC filings, which may cause actual results to differ materially.

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